SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that received on April 26th, oficial letter from the Comissão de Valores Mobiliários (“CVM”) No. 184/2016/CVM/SEP/GEA-1, requesting clarification regarding the news published published on April 25, 2016 in the electronic media Reuters Brasil under the title, “Eletrobras is pressed by partners by fall in the return of hydroelectric Belo Monte”,  as transcribed by the end of this Announcement.

In response to the mentioned oficial letter, the Company hereby clarifies to its shareholders and market in general the following:

1.       Eletrobras  and its subsidiaries Chesf and Eletronorte hold a total of 49% of the share capital of SPE Norte Energia S.A. (“NESA”), responsible for building the hydroelectric plant of Belo Monte. There is a divergence among the partners on the implementation of the Shareholders' Agreement clause that deals with the purchase and sale of energy generated by Belo Monte, to be dedicated to the Free Market – ACL . While the partners understand that Eletrobras must acquire this energy, Eletrobras believes that this obligation does not exist.

2.       The Shareholders' Agreement provides that disputes be settled by arbitration and the NESA Shareholders' Meeting approved the establishment of such procedure. The Company, however, believes that the dispute is relating to negotiations and inherent discussions to its business operations.

  The Company will keep the market informed about the subject mentioned in this Market Announcement.

Rio de Janeiro, April 27, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

free translation of Official Letter CVM 184/2016/CVM/SEP/GEA-1

“Subject: Request clarification about news.

1.        We refer to the news published on April 25, 2016 in the electronic media Reuters Brasil under the title, “Eletrobras is pressed by partners by fall in the return of hydroelectric Belo Monte”, which contained the following statements:

Eletrobras has been pressured by their partners in the North Energy, a group formed to build and operate the Belo Monte hydroelectric  in Pará due to the prospect of reducing the rate of return of the plant, which began commercial operation last week.

A fiercer dispute may even end in an arbitration court, he told Reuters a business advisor who is Eletrobras.

Belo Monte needed to sell about 20% of its energy, which is still uncontracted, to release a remaining portion of R$ 2 billion of financing from the Banco Nacional de Desenvolvimento Social (BNDES), but can not the price demanded by bank to close the transaction, which is R$ 185.00/MWh.

Currently, with the economic recession and higher tariffs, demand fell and threw electricity prices on the market at 2012 levels, of about R$ 122.00/MWh, according to Dcide consulting.

The plant came to be authorized to participate in the A-5 energy auction, scheduled for Friday, but the price cap for the plant in the bid stood at R$ 115.00/MWh, a figure seen as insufficient for venture.

When we entered the auction (the granting of Belo Monte) in 2010 ... everyone thought that (demand for) energy needed to play Brazil was growing ... now the partners will have to play a smaller profit they expected. the project does not damage itself, but the rate of return reduces substantially, "said Reuters adviser Norte Energia, José Ailton de Lima   .

The main tension in the Norte Energia board, whose has other members Cemig, Light, Neoenergia, Vale and PENSION FUNDS, is around a contract with Eletrobras.

MARKET ANNOUNCEMENT

The shareholders understand that the state company had committed to acquire the uncontracted share of energy from Belo Monte, if there is no buyer, but Eletrobras believes that had only a right of preference in the transaction.

"There is a part of the members by pressing Eletrobras ... I told them that this situation is unacceptable, Eletrobras has right of first refusal, and no obligation to buy. It will be a long fight, it may even end in an arbitration," said Lima.

The biggest problem of Norte Energia is that the current scenario points to lower energy prices at least the next three years, due to the huge drop in demand and uncertainty about the economic recovery, which poses a risk that part of energy Belo Monte be sold below the price intended by the partners for a long time.

"They want to apply a coup to Eletrobras," amended the executive, which in the board represents Chesf, a subsidiary of state utility company.

While this discussion heats up the mood among the members, and with no extra credit from BNDES, Norte Energia has promoted monthly meetings to approve the injection of funds in the plant.

This also happens because, with cash difficulties, the companies have chosen not to make one-time investment of necessary resources to complete the plant.

But the more capital the companies inject more fall the project rate of return.

"This situation is bad because it complicates the management of the work, makes it very difficult," said Lima.

He said that at the moment the only alternative under discussion in the Council is the purchase of the remaining energy from Belo Monte by the Norte Energia Shareholders.

The operation, however, also generate monthly losses to companies, since the purchase would be made to values well above those of the market.

"The issues are in evidence, there is a big pressure between the partners," said Lima.

2.         Analyzing what was mentioned above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a significant event, as well as comment others information considered important about  the subject.

3.          This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this letter.

MARKET ANNOUNCEMENT

4.         We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.